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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Review Processing
Section

MAR 02 2017

Washington DC
416

SEC FILE NUMBER

8-53380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Williams LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1001 Haxall Point; 9th Floor

(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Poggi   804-915-0192

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter

(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Paul Poggi _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Harris Williams LLC _____ , as
of December 31 _____, 20 16 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Operating Officer
_____
Title

_____
Notary Public

Richmond, va
exp: 11-30-19

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

SEC ID: 8-53380

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

www.harriswilliams.com

1001 Haxall Point, 9th Floor | Richmond, Virginia 23219
Phone (804) 648-0072 | Fax (804) 648-0072
www.harriswilliams.com | Member FINRA/SIPC



TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Manager and Officers
Harris Williams LLC
Richmond, Virginia

We have audited the accompanying consolidated statement of financial condition of Harris Williams LLC and subsidiaries (collectively, the "Company"), as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement. The Company is responsible for this consolidated financial statement. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial condition of Harris Williams LLC and subsidiaries as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 27, 2017
Glen Allen, Virginia

> Certified Public
> Accountants & Consultants
>
> 4401 Dominion Boulevard
> Glen Allen, VA 23060
> Tel: 804.747.0000
> Fax: 804.747.3632
>
> www.keitercpa.com



Consolidated Statement of Financial Condition

December 31, 2016
(in thousands)

ASSETS

Cash	$	233,263
Accounts receivable - net		2,434
Prepaid expenses		880
Property and equipment - net		6,733
Deposits		113
Goodwill		187,857
	$	431,280

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued compensation	$	77,861
Deferred compensation		32,071
Accrued expenses		5,896
Income taxes payable to PNC		1,671
Due to Parent		289
Deferred income taxes		31,726
Total Liabilities		149,514
Member's Equity - net of accumulated other comprehensive loss of $3,435		281,766
	$	431,280



NOTES TO CONSOLIDATED FINANCIAL STATEMENT

(in thousands)

1. **Summary of Significant Accounting Policies:**

    Nature of Business: Harris Williams LLC d/b/a Harris Williams & Co. is a broker-dealer organized in the Commonwealth of Virginia. As a broker-dealer, Harris Williams & Co. is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). Harris Williams & Co. is an investment banking firm that provides mergers and acquisitions advisory services.

    Consolidation: Harris Williams LLC is a single-member limited liability company that is a wholly-owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly-owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The accompanying financial statements include the consolidated results of Harris Williams LLC, Harris Williams UK Holdings LLC ("HWUKH"), a wholly-owned subsidiary of Harris Williams LLC, and Harris Williams & Co. Ltd, a wholly-owned subsidiary of HWUKH (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

    Basis of Accounting: The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

    Use of Estimates: The preparation of the consolidated financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

    Cash and Cash Equivalents: Cash and cash equivalents includes cash held at Parent. Cash and cash equivalents also include money market funds, which are highly liquid investments that are readily convertible to cash and typically have a dollar-weighted average maturity of 60 days or less. The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. These investments are stated at cost, which approximates fair value.

    Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation and amortization are removed from the accounts.



NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

1. Summary of Significant Accounting Policies, Continued:

Foreign Currency Translation: Harris Williams & Co. Ltd has operations in the United Kingdom and Germany. Transactions for Harris Williams & Co. Ltd are settled in British Pounds or Euros and are converted to U.S. Dollars for accounting purposes at prevailing exchange rates.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable. To minimize risk, the Company extends credit to customers after an evaluation for credit worthiness; however, the Company does not require collateral or other security from customers. The Company maintains its cash balances in several financial institutions, one of which is an operating account with PNC. The balances are insured by the Federal Deposit Insurance Corporation up to $250. The Company regularly has funds in excess of $250.

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting. All accounts aged greater than 120 days are fully reserved. The allowance for doubtful accounts at December 31, 2016 was $422.

Income Taxes: The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company is a participant in a master tax sharing policy with PNC. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group. The Company makes payments to PNC to settle its allocation of tax liability.

The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.



NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

1. **Summary of Significant Accounting Policies, Continued:**

   Income Tax Uncertainties: The Company follows Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

   Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance.

   Goodwill: The Company evaluates the impairment of goodwill at least annually using the qualitative approach, in the fourth quarter, or when events or changes in circumstances indicate that the assets might be impaired. Impairment losses are recognized in the period of determination. The Company completed its evaluation in 2016 and an impairment charge was not required based on the results.

   Subsequent Events: Management has evaluated subsequent events through February 27, 2017, the date the consolidated financial statements were issued, and has determined that there are no subsequent events to be reported in the accompanying consolidated financial statements.

2. **Property and Equipment:**

   Property and equipment at December 31, 2016 consisted of:

Furniture and fixtures	$	3,563
Data processing equipment		1,238
Leasehold improvements		4,576
Office equipment		2,386
Software		5,154
Assets in progress		47
		16,964
Less accumulated depreciation and amortization		10,231
Net property and equipment	$	6,733



NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

3. **Accrued Compensation:**

    For the year-ended December 31, 2016, the Company's Compensation Committee determined a cash bonus accrual of discretionary compensation of $74,257 based on its 2016 operating results which is recorded as a component of accrued compensation on the consolidated statement of financial condition. This amount was earned by eligible participants during the annual 2016 service period. The Company has determined that $56,273 of the 2016 cash bonus pool will be paid to eligible participants in March 2017 and the remainder of $17,984 will be paid in March 2018 to participants who earned the bonus during the annual 2016 service period.

4. **Leases:**

    Minimum future payments under non-cancellable operating leases at December 31, 2016 are as follows:

Year	Amount
2017	$ 2,997
2018	3,719
2019	3,852
2020	3,421
2021	3,122
Thereafter	19,614
Total minimum lease payments	$ 36,725

    The Company also has a lease for commercial office space in Frankfurt which calls for monthly payments of 18€ through October 2018. Most leases contain clauses that provide for the Company to pay a percentage of the lessors' operating expenses.


Harris Williams&Co.
middle market•

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

5.   Income Taxes:

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following at December 31, 2016:

Accrued compensation	$	14,581
Goodwill		(45,841)
Accrued costs and other		(466)
Net operating losses from foreign subsidiaries		11,311
Valuation allowance for net operating losses from foreign subsidiaries		(11,311)
Net deferred tax liability	$	(31,726)

The Company has provided a valuation allowance against its net operating losses from foreign subsidiaries due to the present uncertainties regarding their ultimate realization.   As of December 31, 2016, the Company had net operating loss carryforwards from foreign subsidiaries of $32,317.   The timing and manner in which the operating loss carryforwards from foreign subsidiaries may be utilized in any year will be limited by the foreign subsidiaries' ability to generate future earnings. The operating loss carryforwards do not expire and may be carried forward indefinitely.

6.   Employee Benefit Plans:

PNC sponsors a defined contribution 401(k) plan (the "Plan") covering substantially all United States-based employees. Employees may make voluntary contributions to the Plan up to 20% of their pretax annual compensation. The Plan provides for a Company match of up to 4% of the employees' compensation. Employees are eligible to participate on the first day of the month following the date of hire and are vested after three years of employment.

PNC sponsors a defined contribution pension plan (the "Pension Plan") covering substantially all Harris Williams & Co. Ltd employees. The Pension Plan provides for a minimum 5% employer contribution for all enrolled participants. Additionally, employees may make voluntary contributions to the Pension Plan. The Pension Plan provides for a Company match of up to an additional 5% of the employees' compensation. Eligibility is available to all permanent employees ordinarily working at Harris Williams & Co. Ltd who have a contract of employment of greater than three months.


Harris|Williams&Co.
middle|market•

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

7.   **Deferred Compensation Plan:**

The Company participates in a deferred compensation plan sponsored by PNC. For qualified employees, a percentage of the total compensation above specified thresholds is deferred into the plan.

The deferred component is awarded in the form of a grant of cash-payable restricted share units (the "Units"), and payable to the employees on a rolling three-year schedule. The Units are revalued quarterly based upon the quoted market price of PNC's Class A Common shares, and a corresponding gain or loss is recognized. During 2016, The Company granted $12,592 of Units. The accrued liability for restricted share units was $32,071 at December 31, 2016 and is recorded as deferred compensation on the consolidated statement of financial condition. While there are time-based and other vesting criteria, there are no market or performance criteria associated with these awards.

8.   **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2016, the Company had net capital of $69,490, which was $62,171 in excess of required minimum net capital of $7,319. The Company's net capital ratio was 1.58 to 1.

The Company is exempt under rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Revenue Requirements pursuant to Rule 15c3-3.

9.   **Related Party Transactions:**

PNC provides administrative services to the Company under a management agreement. At December 31, 2016, the Company owed $289 to PNC.

The Company leases space for its Cleveland and Washington D.C. offices from PNC on a month-to-month basis.

Additionally, the Company maintains checking and sweep accounts at PNC.



NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

10.   Guarantees:

Consistent with customary investment banking practices, the Company's liability under its engagement agreements is generally limited to the amount of fees paid to the Company. PNC maintains certain errors and omissions insurance coverages which covers Harris Williams LLC and believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.

11.   New Accounting Pronouncements:

In May 2014, the FASB issued *Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606)*. This ASU clarifies the principles for recognizing revenue and replaces nearly all existing revenue recognition guidance in U.S. GAAP with one accounting model. The core principle of the guidance is that an entity should recognize revenue to depict the satisfaction of a performance obligation by transfer of promised goods or services to customers. The ASU also requires additional qualitative and quantitative disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The FASB issued guidance deferring the effective date for one year, to annual reporting periods beginning after December 15, 2017. The Company plans to adopt the ASU consistent with the deferred mandatory effective date and continues to evaluate the impact of this ASU on the results of its operations and financial position.

In February 2016, the FASB issued *ASU 2016-02, Leases*. While still subject to interpretation, the FASB expects that, under the new standard, The Company will recognize lease assets and lease liabilities on the balance sheet for all leases that extend beyond one year. The provisions of this guidance will be effective for the 2019 fiscal year.

In June 2016, the FASB issued *ASU 2016-13, Financial Instruments – Credit Losses*. This ASU requires certain financial assets, including accounts receivable, to be presented at the net amount expected to be collected under an accelerated loss recognition threshold. The Company does not expect this ASU to have a material impact on its financial statements. The provisions of this guidance will be effective for the 2020 fiscal year.